                                                Seritage Growth Properties Declares 2015 Dividend

New York, NY – December 17, 2015 – Seritage Growth Properties (NYSE: SRG) (the "Company"), a national owner of 266 retail properties totaling over 42 million square feet of gross leasable area, today announced that its Board of Trustees has declared a dividend of $0.50 per share for the period July 7, 2015 to December 31, 2015. The dividend will be paid on January 14, 2016 to stockholders of record on December 31, 2015.

About Seritage Growth Properties
Seritage Growth Properties is a publicly traded, self-administered and self-managed retail REIT. Our portfolio contains 235 wholly-owned properties and 31 joint venture properties totaling over 42 million square feet across 49 states and Puerto Rico. Pursuant to a master lease, 224 of the Company's wholly- owned properties are leased to Sears Holdings and are operated under either the Sears or Kmart brand. The master lease provides the Company with the right to recapture certain space from Sears Holdings at each property for retenanting or redevelopment purposes.  At several properties, third party tenants under direct leases occupy a portion of leasable space alongside Sears and Kmart, and 11 properties, not subject to the master lease, are leased entirely to third parties. The Company also owns 50% interests in 31 properties through joint venture investments with General Growth Properties, Simon Property Group and Macerich. A substantial majority of the space at the Company's joint venture properties is also leased to Sears Holdings under master lease agreements that provide for similar recapture rights as the master lease governing the Company's wholly-owned properties.

Contact
Seritage Growth Properties
646-277-1268
IR@Seritage.com